PACIFIC BOOKER MINERALS INC.

CONDENSED INTERIM FINANCIAL STATEMENTS

(Unaudited - Prepared by Management)

(Expressed in Canadian Dollars)

SIX MONTH PERIOD ENDED JULY 31, 2017

CONTENTS	PAGE #
Notice	3
Condensed Interim Statements of Financial Position	4
Condensed Interim Statements of Comprehensive Loss	5
Condensed Interim Statements of Changes in Equity	6
Condensed Interim Statements of Cash Flows	7
Notes to the Condensed Interim Financial Statements	8 to 32

NOTICE

The accompanying unaudited condensed interim financial statements have been prepared by management and approved by the Audit Committee and Board of Directors.

The Company’s independent auditors have not performed a review of these financial statements

PACIFIC BOOKER MINERALS INC.

CONDENSED INTERIM STATEMENTS OF FINANCIAL POSITION

(Unaudited - Prepared by Management)

(Expressed in Canadian Dollars)

	July 31, 2017	January 31, 2017

ASSETS

Current assets
Cash and cash equivalents	$ 12,795	$ 175,235
Receivables	4,371	4,365
Prepaid expenses and deposits	28,988	48,451

	46,154	228,051

Mineral property interests (Note 5)	4,832,500	4,832,500
Exploration and evaluation assets (Note 6)	24,841,120	24,821,100
Equipment, vehicles and furniture (Note 7)	10,316	8,645
Reclamation deposits	123,600	123,600

Total assets	$ 29,853,690	$ 30,013,896

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	$ 19,702	$ 34,475
Amounts owing to related parties (Note 10)	5,328	15,539

	25,030	50,014

Shareholders' equity
Share Capital (Note 8)	51,039,304	51,039,304
Contributed surplus (Note 8)	17,124,353	17,057,935
Deficit	(38,334,997)	(38,133,357)

	29,828,660	29,963,882

Total liabilities and shareholders’ equity	$ 29,853,690	$ 30,013,896

Approved by the Board of Directors and authorized for issue on September 21, 2017:

“William Deeks”	“John Plourde”
William Deeks, Chairman	John Plourde, CEO

The accompanying notes are an integral part of these financial statements.

PACIFIC BOOKER MINERALS INC.

CONDENSED INTERIM STATEMENTS OF COMPREHENSIVE LOSS

(Unaudited - Prepared by Management)

(Expressed in Canadian Dollars)

	Three Month Period Ended July 31		Six Month Period Ended July 31,
	2017	2016	2017	2016

OPERATING EXPENSES
Consulting fees – related party (Note 10)	$ 225	$ 225	$ 450	$ 450
Consulting fees - Option based payments(Note 8 & 10)	-	491,292	-	510,753
Depreciation	899	1,099	1,798	2,199
Directors fees	5,500	5,500	7,500	7,500
Directors fees - Option based payments(Note 8 & 10)	-	868,103	-	887,565
Filing and transfer agent fees	9,923	34,783	17,274	45,703
Foreign exchange (gain)loss	219	(1,252)	280	2,926
Finance income	(1)	-	(1)	(147)
Investor relations – related party(Note 10)	-	18,000	12,000	46,000
Investor relations - Option based payments(Note 8 & 10)	-	575,347	-	575,347
Office and miscellaneous	6,159	7,092	10,363	13,338
Office rent	18,913	19,723	38,585	40,094
Professional fees (Note 10)	14,004	14,559	24,800	31,302
Professional fees - Option based payments(Note 8 & 10)	-	105,345	66,418	105,345
Shareholder information and promotion	6,316	7,375	13,427	14,108
Telephone	1,262	1,358	2,537	2,764
Travel	3,913	2,185	6,209	4,228

Loss from operations	(67,332)	(2,150,734)	(201,640)	(2,289,475)

Income tax expense	-	-	-	-

Net loss and comprehensive loss for the period	$ (67,332)	$ (2,150,734)	$ (201,640)	$ (2,289,475)

Basic and diluted loss per share (Note 9)	$ (0.01)	$ (0.17)	$ (0.02)	$ (0.18)

The accompanying notes are an integral part of these financial statements.

PACIFIC BOOKER MINERALS INC.

CONDENSED INTERIM STATEMENTS OF CHANGES IN EQUITY

(Unaudited - Prepared by Management)

(Expressed in Canadian Dollars)

	Number of Shares	Share Capital Amount	Contributed Surplus	Deficit	Total

Balance, February 1, 2016	12,641,339	$ 50,458,304	$ 14,978,925	$ (35,695,026)	$ 29,742,203
Private Placement	581,000	581,000	-	-	581,000
Option based payments		-	2,079,010	-	2,079,010
Net loss for the period	-	-	-	(2,289,475)	(2,289,475)

Balance, July 31, 2016	13,222,339	$ 51,039,304	$ 17,057,935	$ (37,984,501)	$ 30,112,738
Option based payments	-	-	-	-	-
Net loss for the period	-	-	-	(148,856)	(148,856)

Balance, January 31, 2017	13,222,339	$ 51,039,304	$ 17,057,935	$ (38,133,357)	$ 29,963,882
Option based payments	-	-	66,418	-	66,418
Net loss for the period	-	-	-	(201,640)	(201,640)

Balance, July 31, 2017	13,222,339	$ 51,039,304	$ 17,124,353	$ (38,334,997)	$ 29,828,660

The accompanying notes are an integral part of these financial statements.

PACIFIC BOOKER MINERALS INC.

CONDENSED INTERIM STATEMENTS OF CASH FLOWS

(Unaudited - Prepared by Management)

(Expressed in Canadian Dollars)

	Three Month Period Ended July 31,		Six Month Period Ended July 31,
	2017	2016	2017	2016

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss for the year	$ (67,332)	$ (2,150,734)	$ (201,640)	$ (2,289,475)
Items not affecting cash:
Depreciation	899	1,099	1,798	2,199
Option based payments	-	2,040,087	66,418	2,079,010

Changes in non-cash working capital items:
(Increase)/decrease in receivables	(931)	(161)	(6)	932
(Increase)/decrease in prepaids and deposits	36,251	(48,474)	19,463	(43,695)
Increase/(decrease) in accounts payable and accrued liabilities	(3,942)	24,605	(11,645)	33,068
Increase/(decrease) in amounts owing to related parties	1,337	(11,932)	(6,211)	1,972

Net cash provided by/(used in) operating activities	(33,718)	(145,510)	(131,823)	(215,989)

CASH FLOWS FROM FINANCING ACTIVITIES

Issuance of Share Capital	-	581,000	-	581,000

Net cash provided by financing activities	-	581,000	-	581,000

CASH FLOWS FROM INVESTING ACTIVITIES
Mineral property interests and Exploration and evaluation costs (net of recovery)	(5,083)	(48,701)	(27,148)	(112,944)
Purchase of equipment, vehicles or furniture	-	-	(3,469)	-

Net cash used in investing activities	(5,083)	(48,701)	(30,617)	(112,944)

Change in cash and cash equivalents during the period	(38,801)	386,789	(162,440)	252,067

Cash and cash equivalents, beginning of period	51,596	41,076	175,235	175,798

Cash and cash equivalents, end of period	$ 12,795	$ 427,865	$ 12,795	$ 427,865

The accompanying notes are an integral part of these financial statements.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

(Unaudited - Prepared by Management)

(Expressed in Canadian Dollars)

FOR THE SIX MONTHS ENDED JULY 31, 2017 and 2016

1.

CORPORATE INFORMATION

The Company was incorporated on February 18, 1983 under the Company Act of British Columbia as Booker Gold Explorations Limited.  On February 8, 2000, the Company changed its name to Pacific Booker Minerals Inc.  The address of the Company’s corporate office and principal place of business is located at Suite #1103 - 1166 Alberni Street, Vancouver, British Columbia, Canada.

The Company’s principal business activity is the exploration of its mineral property interests, with its principal mineral property interests located in Canada.  The Company is listed on the TSX Venture Exchange (“TSX-V”) under the symbol “BKM” and was listed on the NYSE MKT Equities Exchange (“NYSE MKT”) under the symbol “PBM” until the voluntary delisting on April 29, 2016.

2.

BASIS OF PRESENTATION

(a)

Statement of compliance

These condensed interim financial statements and the notes thereto (the "Financial Statements") are unaudited and are prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”) and so do not include all of the information required for full annual statements.  The accounting policies and method of computation applied in these condensed interim financial statements are the same as those applied by the Company in its financial statements as at and for the year ended January 31, 2017.  These condensed interim financial statements should be read in conjunction with the audited financial statements for the year ended January 31, 2017.

The significant accounting policies applied in these condensed interim financial statements are based on IFRS issued and outstanding on September 21, 2017, the date on which the Board of Directors approved the condensed interim financial statements for filing.

(b)

Going concern of operations

These financial statements have been prepared on the basis of the accounting principles applicable to a going concern, which assumes the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

A going concern in accounting is a term that indicates whether or not the entity can continue in business for the next fiscal year.  Indicators against a “going concern” are negative cash flows from operations, consecutive losses from operations, and an accumulated deficit.

The Company is a resource company, and must incur expenses during the process of exploring and evaluating a mineral property to prove the commercial viability of the ore body, a necessary step in the process of developing a property to the production stage.  As a non-producing resource company, the Company has no operating income, cash flow is generated mostly by the sale of shares by the Company, and an accumulated deficit is the result of operations and exploration activities without production.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

(Unaudited - Prepared by Management)

(Expressed in Canadian Dollars)

FOR THE SIX MONTHS ENDED JULY 31, 2017 and 2016

2.

BASIS OF PRESENTATION (cont’d)

(b)

Going concern of operations (cont’d)

The Company has incurred losses and negative cash flows from operations since inception and has an accumulated deficit.  These conditions may indicate the existence of a material uncertainty that may cast significant doubt on the Company's ability to continue as a going concern.  The ability of the Company to continue as a going concern depends upon its ability to continue to raise adequate financing and to develop profitable operations in the future.

The ability of the Company to realize the costs it has incurred to date on its mineral property interests is dependent upon the Company being able to continue to finance its exploration and evaluation costs.  To date, the Company has not earned any revenue and is considered to be in the advanced exploration stage.

Management has based “the ability to continue in operations” judgement on various factors including (but not limited to) the opinion of management that the Morrison project will receive the necessary certificates/permits to allow the Company to proceed with the development of the project to the production phase, that the Company’s claims are in good standing, the NI 43-101 feasibility study (completed in 2009) shows commercially viable quantities of mineral resources.  The Company has sufficient cash on hand to meet its obligations for the fiscal year and anticipates proceeds from the exercise of options and warrants to ensure the Company’s financial resources.

There can be no assurance that the Company will be able to continue to raise funds in which case the Company may be unable to meet its obligations.  Should the Company be unable to realize on its assets and discharge its liabilities in the normal course of business, the net realizable value of its assets may be materially less than the amounts recorded on the statement of financial position.  These financial statements do not include the adjustments that would be necessary should the Company be unable to continue as a going concern.

	July 31, 2017	January 31, 2017

Working capital	$ 21,124	$ 178,037
Loss for the period	(201,640)	(2,438,331)
Deficit	(38,334,997)	(38,133,357)

(c)

Basis of Measurement

The financial statements have been prepared under the historical cost convention, except for certain financial instruments which are measured at fair value.

(d)

Functional and presentation currency

The financial statements are presented in Canadian dollars, which is Company’s functional and presentation currency.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

(Unaudited - Prepared by Management)

(Expressed in Canadian Dollars)

FOR THE SIX MONTHS ENDED JULY 31, 2017 and 2016

2.

BASIS OF PRESENTATION (cont’d)

(e)

Critical accounting judgements

The preparation of these financial statements, in conformity with IFRS, requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses.  Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis.  Revisions of accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected by that revision.

(i)

Going concern

The Company’s ability to execute its strategy by funding future working capital requirements requires judgment.  Assumptions are continually evaluated and are based on historical experience and expectations of future events that are believed to be reasonable under the circumstances (see Note 2(b)).

(f)

Key sources of estimation uncertainty

(i)

Recoverability of asset carrying values for equipment, vehicles and furniture

The declining balance depreciation method used reflects the pattern in which management expects the asset’s future economic benefits to be consumed by the Company.  The Company assesses its equipment, vehicles and furniture for possible impairment as described in Note 3(d), if there are events or changes in circumstances that indicate that the recorded carrying values of the assets may not be recoverable at every reporting period.  Such indicators include changes in the Company’s business plans affecting the asset use and anticipated life and evidence of current physical damage.

(ii)

Option based payments

The Company has an equity-settled option to purchase shares plan for Eligible Persons (as defined by the policies of the TSX Venture Exchange and/or National Instrument 45-106).  The fair value of the share purchase options are estimated on the measurement date by using the Black-Scholes option-pricing model, based on certain assumptions and recognized as option based payments expense over the vesting period of the option with a corresponding increase to equity as contributed surplus.  Those assumptions are described in Note 8 of the annual financial statements and include, among others, expected volatility, expected life of the options and number of options expected to vest.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

(Unaudited - Prepared by Management)

(Expressed in Canadian Dollars)

FOR THE SIX MONTHS ENDED JULY 31, 2017 and 2016

2.

BASIS OF PRESENTATION (cont’d)

(f)

Key sources of estimation uncertainty (cont’d)

(iii)

Exploration and evaluation assets

Although the Company has taken steps to verify title to mineral properties in which it has an interest in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title.  Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

Recovery of amounts indicated under mining properties and the related exploration and evaluation assets are subject to the discovery of economically recoverable reserves, the Company’s ability to obtain the necessary permits, the Company's ability to obtain the financing required to complete development and profitable future production or the proceeds from the sale of such assets.

At July 31, 2017, management determined that the carrying value of the mining properties is best represented by historical costs, which may or may not reflect their eventual recoverable value.  Management reviews the property for impairments on an on-going basis and considers the carrying value appropriate for the current period.  Significant assumptions and estimates used by management to determine the recoverable value are included in Note 3(d).

(iv)

Restoration and close down provisions

The Company recognizes reclamation and close down provisions based on “Best Estimate” which can be based on internal or external costs.  The Company is required to have a bond in place in an amount determined by the provincial government to provide for the costs of reclamation of the site disturbances.  This bond shows as Reclamation deposit asset on the statement of financial position.  Significant assumptions used by management to ascertain the provision are described in Note 3(e).

(v)

Taxes

Provisions for income tax liabilities and assets are calculated using the best estimate of the tax amounts prepared by knowledgeable persons, based on an assessment of relevant factors.  The Company reviews the adequacy of the estimate at the end of the reporting period.  It is possible that at some future date, an additional liability or asset could result from audits by the taxing authorities.  Where the final outcome of these tax-related matters is different from the amounts that were originally recorded, such differences will be reflected in the tax provisions in the current period when such determination is made.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

(Unaudited - Prepared by Management)

(Expressed in Canadian Dollars)

FOR THE SIX MONTHS ENDED JULY 31, 2017 and 2016

3.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies set out below have been applied consistently, to all periods presented in these financial statements.  The significant accounting policies adopted by the Company are as follows:

(a)

Foreign currency translation

The monetary assets and liabilities of the Company that are denominated in foreign currencies are translated to our functional currency at the rate of exchange at the reporting date and non-monetary items are translated using the exchange rate at the date of the transaction.  Revenues and expenses are translated at the exchange rates approximating those in effect at the time of the transaction.  Exchange gains and losses arising on translation are included in the statements of comprehensive loss.

(b)

Cash and cash equivalents

Cash includes cash on hand and demand deposits.  Cash equivalents includes short-term, highly liquid investments that are readily convertible to known amounts of cash and have a maturity date of less than 90 days and are subject to an insignificant risk of change in value.

(c)

Mineral property interests and Exploration and evaluation assets

All costs related to the acquisition of mineral properties are capitalized as Mineral Property interest.  The recorded cost of mineral property interests is based on cash paid and the fair market value of share consideration issued for mineral property interest acquisitions.

All pre-exploration costs, i.e. costs incurred prior to obtaining the legal right to undertake exploration and evaluation activities on an area of interest, are expensed as incurred.  Once the legal right to explore has been acquired, exploration and evaluation expenditures are capitalized in respect of each identifiable area of interest until the technical feasibility and commercial viability of extracting a mineral resource are demonstrable. Costs incurred include appropriate technical overheads.  Exploration and evaluation assets are carried at historical cost, less any impairment losses recognized.

When technical feasibility and commercial viability of extracting a mineral resource are demonstrable for an area of interest, the Company stops capitalizing exploration and evaluation costs for that area, tests recognized exploration and evaluation assets for impairment and reclassifies any unimpaired exploration and evaluation assets either as tangible or intangible mine development assets according to the nature of the assets.  Mineral properties are reviewed for impairment whenever events or changes in circumstances indicate that its carrying amount may not be recoverable.  If, after management review, it is determined that the carrying amount of a mineral property is impaired, that property is written down to its estimated net realizable value.  When a property is abandoned, all related costs are written off to operations.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

(Unaudited - Prepared by Management)

(Expressed in Canadian Dollars)

FOR THE SIX MONTHS ENDED JULY 31, 2017 and 2016

3.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

(d)

Impairment

(i)

Financial assets

Financial assets, not carried at fair value through profit or loss, are assessed at each reporting date to determine whether or not there is objective evidence that they are impaired.  A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset which had a negative effect on the estimated future cash flows of that asset.

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate.  Losses are recognized in profit or loss.  When a subsequent event causes the amount of impairment loss to decrease, the decrease in impairment loss is reversed through profit or loss.

(ii)

Non-financial assets

The carrying amounts of equipment, vehicles and furniture are reviewed at each reporting date to determine whether there is any indication of impairment.

The carrying amounts of mining properties and exploration and evaluation assets are assessed for impairment only when indicators of impairment exist, typically when one of the following circumstances applies:

•

Exploration rights have / will expire in the near future;

•

No future substantive exploration expenditures are budgeted;

•

No commercially viable quantities discovered and exploration and evaluation activities will be discontinued;

•

Exploration and evaluation assets are unlikely to be fully recovered from successful development or sale.  If any such indication exists, then the asset’s recoverable amount is estimated.

Mining properties and exploration and evaluation assets are also assessed for impairment upon the transfer of exploration and evaluation assets to development assets regardless of whether facts and circumstances indicate that the carrying amount of the exploration and evaluation assets is in excess of their recoverable amount.

The recoverable amount of an asset (or cash-generating unit) is the greater of its value in use and its fair value less costs to sell.  In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.  For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the "cash-generating unit", or "CGU").  The level identified by the group for the purposes of testing exploration and evaluation assets for impairment corresponds to each mining property.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

(Unaudited - Prepared by Management)

(Expressed in Canadian Dollars)

FOR THE SIX MONTHS ENDED JULY 31, 2017 and 2016

3.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

(d)

Impairment (cont’d)

(ii)

Non-financial assets (cont’d)

An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount.  Impairment losses are recognized in profit or loss.  Impairment losses recognized in respect of CGUs are allocated to the assets in the unit (group of units) on a pro rata basis.

Impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists.  An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount.  An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

(e)

Restoration and close down provision

The Company is required to have a bond in place in an amount determined by the Ministry of Mines to provide for the costs of reclamation of the site disturbances.  This bond shows as Reclamation deposit in the assets on the statement of financial position.  The reclamation obligation is generally considered to have been incurred when mine assets are constructed or the ground environment is disturbed at the project location.

The Company also estimates the timing of the outlays, which is subject to change depending on continued operation or newly discovered reserves.  Additional disturbances or changes in restoration obligations will be recognized when they occur.

The Company has determined that it has no additional restoration obligations as at July 31, 2017.

(f)

Equipment, vehicles and furniture

Equipment, vehicles and furniture are recorded at cost.  Depreciation is calculated on the residual value, which is the historical cost of an asset less the prior allowances made.  Depreciation methods, useful life and residual value are reviewed at each financial year-end and adjusted, if appropriate. Where an item of equipment, vehicles and furniture is comprised of major components with different useful lives, the components are accounted for as separate items.  The Company currently provides for depreciation annually as follows:

Automobile	30% declining balance
Computer equipment	30% to 45% declining balance
Office furniture and equipment	20% declining balance

PACIFIC BOOKER MINERALS INC.

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

(Unaudited - Prepared by Management)

(Expressed in Canadian Dollars)

FOR THE SIX MONTHS ENDED JULY 31, 2017 and 2016

3.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

(g)

Option based payments

The Company has an equity settled stock option plan that grants options to buy common shares of the Company to Eligible Persons (as defined by the policies of the TSX Venture Exchange and/or National Instrument 45-106).  The fair value of stock options are estimated at the measurement date, using the Black-Scholes option pricing model and recorded as option based payments expense in the statement of comprehensive loss and credited to contributed surplus within shareholders’ equity, over the vesting period of the stock options, based on the Company’s estimate of the number of stock options that will eventually vest.

(h)

Private Placement Unit Offerings

The Company engages in equity financing transactions to obtain the funds necessary to continue operations.  These equity financing transactions involve issuance of common shares or units (“Units”).  A Unit comprises a specific number of common shares and a specific number of share purchase warrants (“Warrants”) at a set price.  The Warrants are exercisable into additional common shares prior to expiry at a price and on the terms and conditions stipulated by the Financing Agreement.

Warrants that are part of units are valued using residual value method which involves comparing the selling price of the Units to the Company’s share price on the announcement date of the financing.  The market value is then applied to the common share purchase (“Share Capital”), and any residual amount is assigned to the warrants (“Warrant Reserve”).

Warrants that are issued as payments for agency fees or other transaction costs are accounted for as share-based payments and are recognized in equity.

Under IAS 32, these warrants are an equity instrument as they are not issued in exchange for goods or services and are exercisable for a fixed amount of cash, denominated in our functional currency.  Warrants classified as equity instruments are not subsequently re-measured for changes in fair value.

If a warrant holder exercises the option to convert the warrants into common shares, the accounting for the exercise will include the transfer of the Warrant Reserve value to the Share Capital account.  The accounting for unexercised warrants will transfer the Warrant Reserve value to the Contributed Surplus account at the date the warrants expire unexercised.

(i)

Loss per share

The weighted average number of common shares outstanding for the period ended July 31, 2017 does not include the 429,400 (2016 – 429,400) warrants outstanding and the 2,525,000 (2016 – 2,425,000) stock options outstanding as the inclusion of these amounts would be anti-dilutive.  Basic and diluted loss per share is calculated using the weighted-average number of common shares outstanding during the period.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

(Unaudited - Prepared by Management)

(Expressed in Canadian Dollars)

FOR THE SIX MONTHS ENDED JULY 31, 2017 and 2016

3.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

(j)

Income taxes

Income tax expense comprises current and deferred tax.  Income tax is recognized in the statements of comprehensive loss except to the extent it relates to items recognized in other comprehensive income or directly in equity.

(i)

Current tax

Current tax expense is based on the results for the period as adjusted for items that are not taxable or not deductible.  Current tax is calculated using tax rates and laws that were enacted or substantively enacted at the end of the reporting period.  Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation.  Provisions are established where appropriate on the basis of amounts expected to be paid to the tax authorities.

(ii)

Deferred tax

Deferred taxes are the taxes expected to be payable or recoverable on the difference between the carrying amounts of assets in the statement of financial position and their corresponding tax bases used in the computation of taxable profit, and are accounted for using the statement of financial position liability method.  Deferred tax liabilities are generally recognized for all taxable temporary differences between the carrying amounts of assets and their corresponding tax bases.  Deferred tax assets are recognized to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilized.  Such assets and liabilities are not recognized if the temporary difference arises from the initial recognition of goodwill or from the initial recognition (other than in a business combination) of other assets in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred tax liabilities:

•

are generally recognized for all taxable temporary differences;

•

are recognized for taxable temporary differences arising on investments in subsidiaries except where the reversal of the temporary difference can be controlled and it is probable that the difference will not reverse in the foreseeable future; and

•

are not recognized on temporary differences that arise from goodwill which is not deductible for tax purposes.

Deferred tax assets:

•

are recognized to the extent it is probable that taxable profits will be available against which the deductible temporary differences can be utilized; and

•

are reviewed at the end of the reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of an asset to be recovered.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

(Unaudited - Prepared by Management)

(Expressed in Canadian Dollars)

FOR THE SIX MONTHS ENDED JULY 31, 2017 and 2016

3.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

(k)

Financial instruments

All financial instruments must be recognised, initially, at fair value on the statement of financial position.  Subsequent measurement of the fair value of the financial instrument is based on their initial classification in one of the listed categories.  FVTPL has a subcategory classified as “held for trading” where financial assets acquired for the purpose of short-term profit taking are categorized.  Unrealized gains and losses on held for trading instruments are recognised in earnings.

The Company has classified each financial instrument into the following categories:

Financial Asset or Liability	Category
Cash and cash equivalents	FVTPL (Fair value through profit or loss)
Receivables	Loans and receivables
Reclamation deposits	Loans and receivables
Accounts payable and accrued liabilities	Other liabilities
Amounts owing to related parties	Other liabilities

(i)

Financial assets

The Company classifies financial assets into one of the following categories, depending on the purpose for which the asset was acquired.  Management determines the classification of the financial assets at initial recognition.

Fair value through profit or loss

A financial asset is classified as fair value through profit or loss if it is designated as held for trading upon initial recognition.  Financial assets in this category are initially recognized at fair value with subsequent changes in fair value recorded through the statement of comprehensive loss.  Cash and cash equivalents are included in this category of financial assets.

Loans and receivables

Loans and receivables are non-derivative financial assets with determinable payments that are not quoted in an active market.  They are classified as current assets or non-current assets based on their maturity date, and are carried at amortized cost, using the effective interest method, less any impairment.  Accounts receivable and reclamation deposits are included in this category of financial assets.

All financial assets, except for those at fair value through profit or loss, are subject to review for impairment at least at each reporting date.  Financial assets are impaired when there is objective evidence that the asset (or asset group) has a fair value that is less than the recorded value.  Different criteria to determine impairment are applied for each category of financial assets.

Financial assets are de-recognized when the contractual rights to the cash flows from the financial asset expire or when the contractual rights to those assets are transferred.

Gains or losses related to impairment or de-recognition are recognized in the statement of comprehensive loss in the period in which they occur.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

(Unaudited - Prepared by Management)

(Expressed in Canadian Dollars)

FOR THE SIX MONTHS ENDED JULY 31, 2017 and 2016

3.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

(k)

Financial instruments (cont’d)

(ii)

Financial liabilities

The Company classifies its financial liabilities as other financial liabilities.  Management determines the classification at initial recognition.  Other financial liabilities are non-derivative and are recognized initially at fair value, net of transaction costs incurred and are subsequently stated at amortized cost.  Amortized cost is calculated using the effective interest method.  The effective interest rate is the rate that discounts estimated future cash payments through the expected life of the financial instrument to the net carrying amount of the financial liability.  Any difference between the amounts is recognized in the statement of comprehensive loss over the period to maturity.

Accounts payable, accrued liabilities, and amounts owing to related parties are included in this category of financial liabilities.

Financial liabilities are classified as current liabilities if payment is due within one year or less.  If not, they are presented as non-current liabilities.

(l)

Financial instruments and risk management

Financial instruments of the Company carried on the Statements of Financial Position are carried at amortized cost with the exception of cash, which is carried at fair value.  There are no significant differences between the carrying value of financial instruments and their estimated fair values as at April 30, 2017 due to the immediate or short-term maturities of the financial instruments.

The Company classifies its fair value measurements according to the following hierarchy:

•

Level 1 – quoted prices in active markets for identical financial instruments.

•

Level 2 – quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant and significant value drivers are observable in active markets.

•

Level 3 – valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

The Company’s cash and cash equivalents have been assessed on the fair value hierarchy described above and classified as Level 1.

(m)

Equity instruments

Equity instruments issued by the Company are recorded at the proceeds received net of direct issuance costs.  The Company has its common shares as equity instruments.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

(Unaudited - Prepared by Management)

(Expressed in Canadian Dollars)

FOR THE SIX MONTHS ENDED JULY 31, 2017 and 2016

3.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

(n)

Leases

Leases in terms of which the Company assumes substantially all the risks and rewards of ownership are classified as finance leases.  Upon initial recognition, the leased asset is measured at an amount equal to the lower of its fair value and the present value of the minimum lease payments.  Subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to that asset.  Leases in terms of which the Company does not assume substantially all the risks and rewards of ownership are classified as operating leases, which are recognised as an expense on a straight-line basis over the lease term.  The Company currently does not have any finance leases.

(o)

Provisions

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation.  Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects the current market assessments of the time value of money and the risks specific to the liability.  The unwinding of the discount is recognized as a finance cost.  The Company has not recognized any legal or constructive obligations based on past events during the current period.

(p)

Finance costs

Finance costs comprise interest expense on borrowings and the reversal of the discount on provisions.  Borrowing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset are recognized in the income statement using the effective interest method.  The Company currently does not have any finance costs.

(q)

Accounting standards and amendments issued and adopted

The following amended or new Standards were issued by the IASB and are effective for the Company’s fiscal year beginning on February 1, 2016.

(i)

IAS 1 – Presentation of Financial Statements

IAS 1, as amended is to clarify guidance on materiality and aggregation, the presentation of subtotals, the structure of financial statements and the disclosure of accounting policies.  IAS 1 as amended is effective for years beginning on or after January 1, 2016.  The implementation of amendments to IAS 1 had no impact to the Company’s January 31, 2017 financial statements.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

(Unaudited - Prepared by Management)

(Expressed in Canadian Dollars)

FOR THE SIX MONTHS ENDED JULY 31, 2017 and 2016

3.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

(q)

Recently adopted accounting pronouncements (cont’d)

(ii)

IAS 16 & IAS 38 – Acceptable methods of depreciation/amortisation

IAS 16 & IAS 38 amends IAS 16 Property Plant and Equipment and IAS 38 Intangible Assets to (i) clarify that the use of a revenue-based depreciation and amortization method is not appropriate, and (ii) provide a rebuttable presumption that amortization of intangible asset based revenue generated by using the asset is inappropriate.  IAS 16 & IAS 38 are effective for years beginning on or after January 1, 2016. The implementation of amendments to IAS 16 and IAS 38 had no impact to the Company’s January 31, 2017 financial statements.

4.

ACCOUNTING STANDARDS AND AMENDMENTS ISSUED BUT NOT YET ADOPTED

Certain pronouncements were issued by the IASB or the International Financial Reporting Interpretations Committee (“IFRIC”) that are mandatory for accounting periods after January 31, 2017.  Pronouncements that are not applicable or do not have a significant impact to the Company have been excluded from the discussion below.  The Company is currently evaluating the potential impacts of these new standards.

(a)

IFRS 9 - Financial Instruments

IFRS 9 was issued by the IASB in November 2009 with additions in October 2010 and May 2013 and will replace IAS 39 Financial Instruments: Recognition and Measurement (“IAS 39”).  IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39.  The approach in IFRS 9 is based on how an entity manages it financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets.  Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward unchanged to IFRS 9, except that an entity choosing to measure a financial liability at fair value will present the portion of any change in its fair value due to changes in the entity’s own credit risk in other comprehensive income, rather than within profit or loss.  The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39.  IFRS is effective for annual periods beginning on or after January 1, 2018.  Early adoption is permitted.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

(Unaudited - Prepared by Management)

(Expressed in Canadian Dollars)

FOR THE SIX MONTHS ENDED JULY 31, 2017 and 2016

4.

ACCOUNTING STANDARDS ISSUED BUT NOT YET EFFECTIVE (cont’d)

(b)

IFRS 2 - Share Based Payments

In June 2016, the IASB issued amendments to IFRS 2, clarifying how to account for certain types of share-based payment transactions, including the accounting for the effects of vesting and non-vesting conditions on the measurement of cash-settled share-based payments, accounting for share-based payment transactions with a net settlement feature for withholding tax obligations, and accounting for modifications to the terms and conditions of a share-based payment that changes the classification of the share-based payment transaction from cash-settled to equity-settled.  The IFRS 2 amendments are effective for annual periods beginning on or after January 1, 2018.  The Company has not evaluated the impact of adopting these amendments to its financial statements.

(c)

IFRS 16 – Leases

In January 2016, the IASB issued IFRS 16, replacing IAS 17, “Leases”.  IFRS 16 provides a single lessee accounting model and requires the lessee to recognize assets and liabilities for all leases on its balance sheet providing the reader with greater transparency of an entity’s lease obligations.  IFRS 16 is effective for annual periods beginning on or after January 1, 2019 with early adoption provided.  The Company has not evaluated the impact of this standard.

5.

MINERAL PROPERTY INTERESTS

Title to mineral property interests involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral claims.  The Company has investigated title to all of its mineral property interests and, to the best of its knowledge, title to all of its interests are in good standing.  The mineral property interests in which the Company has committed to earn an interest are located in Canada.

Morrison claims, Canada	July 31, 2017	January 31, 2017

Balance, beginning and end of period	$ 4,832,500	$ 4,832,500

PACIFIC BOOKER MINERALS INC.

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

(Unaudited - Prepared by Management)

(Expressed in Canadian Dollars)

FOR THE SIX MONTHS ENDED JULY 31, 2017 and 2016

5.

MINERAL PROPERTY INTERESTS (cont’d)

Copper claims

The Company holds a 100% interest in certain mineral claims located in the Granisle area of B.C., subject to a 3% NSR royalty.  These claims are located near the Morrison claims.  The Company has met its requirements to maintain its recorded interest in the mineral claims with the Province of B.C. until 2016 and there are no other payments required until that year.  During the year ended January 31, 2005 the previously capitalized amounts were written-off to operations.

CUB claims

The Company holds a 100% interest in certain mineral claims located in the Granisle area of B.C., subject to a 3% NSR royalty.  These claims are located near the Morrison claims.  The Company has met its requirements to maintain its recorded interest in the mineral claims with the Province of B.C. until 2016 and there are no other payments required until that year.  During the year ended January 31, 2005 the previously capitalized amounts were written-off to operations.

Hearne Hill claims

The Company held a 100% interest in the Hearne Hill claims located in the Omineca District of the Province of British Columbia (“B.C.”).  During the year ended January 31, 2006, the previously capitalized amounts were written-off to operations.  The Hearne Hill claims were subject to a legal claim, which was settled in during the year ended January 31, 2009.  Pursuant to the settlement, the Company retains the right, title and interest in and to all claims that were the subject of the action, with the exception of Mineral Tenure No. 242812 (the “Hearne 1 Claim”) and Mineral Tenure No. 242813 (the “Hearne 2 Claim”), which were transferred to the plaintiff optionors.  No cash payment was made to the plaintiffs and all claims in the action have been dismissed.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

(Unaudited - Prepared by Management)

(Expressed in Canadian Dollars)

FOR THE SIX MONTHS ENDED JULY 31, 2017 and 2016

5.

MINERAL PROPERTY INTERESTS (cont’d)

Morrison claims

On April 19, 2004, the Company and Noranda Mining and Exploration Inc, “Noranda" (which was subsequently acquired by Falconbridge Limited, "Falconbridge", which was subsequently acquired by Xstrata LP, "Xstrata”, which was subsequently acquired by Glencore LC, "Glencore”) signed an agreement whereby Noranda agreed to sell its remaining 50% interest to the Company such that the Company would have a 100% interest in the Morrison claims.

In order to obtain the remaining 50% interest, the Company agreed to:

i)

on or before June 19, 2004, pay $1,000,000 (paid to Noranda), issue 250,000 common shares  (issued to Noranda) and issue 250,000 share purchase warrants exercisable at $4.05 per share until June 5, 2006 (issued to Noranda);

ii)

pay $1,000,000 on or before October 19, 2005 (paid to Falconbridge);

iii)

pay $1,500,000 on or before April 19, 2007 (paid to Falconbridge); and

iv)

issue 250,000 common shares on or before commencement of commercial production.  In the event the trading price of the Company’s common shares is below $4.00 per share, the Company is obligated to pay, in cash, the difference between $1,000,000 and the average trading price which is less than $4.00 per share multiplied by 250,000 common shares.

The Company agreed to execute a re-transfer of its 100% interest to Falconbridge if the Company fails to comply with the terms of the agreement.  This re-transfer is held by a mutually acceptable third party until the final issue of shares has been made.

The Company has also acquired a 100% interest in certain mineral claims adjacent to the Morrison claims, subject to 1.5% NSR royalty.  On January 7, 2005, the Company signed an agreement to acquire an option for a 100% interest in additional claims in the Omineca District of B.C.  As consideration, the Company issued 45,000 common shares at a value of $180,000.

The Company started exploration of the Morrison property in October 1997.  A positive Feasibility Study, as defined by National Instrument 43-101, was released by the Company for the Morrison Copper/Gold Project in February 2009.  The study described the scope, design and financial viability of a conventional open pit mine with a 30,000 tonnes per day mill with a 21 year mine life.  The mineral reserve estimates have been prepared and classified in accordance with CIM Classification established under National Instrument 43-101 of the Canadian Securities Administrators.  The reserve estimate takes into consideration all geologic, mining, milling and economic factors and is stated according to the Canadian Standards.  Under US standards, no reserve declaration is possible until financing and permits are acquired.

The Company has progressed to the certificate/permit stage of the exploration and evaluation of the Morrison property.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

(Unaudited - Prepared by Management)

(Expressed in Canadian Dollars)

FOR THE SIX MONTHS ENDED JULY 31, 2017 and 2016

6.

EXPLORATION AND EVALUATION ASSETS

Morrison claims, Canada	Three Month Period Ended July 31,		Six Month Period Ended July 31,
	2017	2016	2017	2016

Balance, beginning of period	$ 24,830,037	$ 24,644,137	$ 24,821,100	$ 24,585,706

Exploration and evaluation costs
Additions
Supplies and camp	-	-	-	-
Staking and recording	-	-	369	3,805
Environmental
Geological and geophysical	-	-	-	-
Sub-contracts and labour	4,240	4,241	4,720	17,790
Supplies and general	-	7,143	-	7,143
Travel	843	1,360	843	3,061
Metallurgical
Assays	-	-	-	184
Scoping/Feasibility study
Sub-contracts and labour	6,000	25,615	14,088	64,807

Total Exploration and evaluation costs for the period	$ 11,083	$ 38,359	$ 20,020	$ 96,790

Balance, end of period	$ 24,841,120	$ 24,682,496	$ 24,841,120	$ 24,682,496

PACIFIC BOOKER MINERALS INC.

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

(Unaudited - Prepared by Management)

(Expressed in Canadian Dollars)

FOR THE SIX MONTHS ENDED JULY 31, 2017 and 2016

7.

EQUIPMENT, VEHICLES AND FURNITURE

	Balance February 1, 2017	Additions for period	Disposals for period	Balance July 31, 2017

Automobile
Value at Cost	$67,320	$-	$-	$67,320
Accumulated Depreciation	(62,608)	(706)	-	(63,314)
Net book value	$4,712	$(706)	$-	$4,006

Office furniture and equipment
Value at Cost	$23,397	$-	$-	$23,397
Accumulated Depreciation	(21,976)	(142)	-	(22,118)
Net book value	$1,421	$(142)	$-	$1,279

Computer equipment
Value at Cost	$94,151	$3,469	$-	$97,620
Accumulated Depreciation	(91,639)	(950)	-	(92,589)
Net book value	$2,512	$2,519	$-	$5,031

Totals	$8,645	$1,671	$-	$10,316

	Balance February 1, 2016	Additions for period	Disposals for period	Balance January 31, 2017

Automobile
Value at Cost	$67,320	$-	$-	$67,320
Accumulated Depreciation	(60,588)	(2,020)	-	(62,608)
Net book value	$6,732	$(2,020)	$-	$4,712

Office furniture and equipment
Value at Cost	$23,397	$-	$-	$23,397
Accumulated Depreciation	(21,620)	(356)	-	(21,976)
Net book value	$1,777	$(356)	$-	$1,421

Computer equipment
Value at Cost	$94,151	$-	$-	$94,151
Accumulated Depreciation	(89,616)	(2,023)	-	(91,639)
Net book value	$4,535	$(2,023)	$-	$2,512

Totals	$13,044	$(4,399)	$-	$8,645

PACIFIC BOOKER MINERALS INC.

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

(Unaudited - Prepared by Management)

(Expressed in Canadian Dollars)

FOR THE SIX MONTHS ENDED JULY 31, 2017 and 2016

8.

SHARE CAPITAL, OPTION BASED PAYMENTS & CONTRIBUTED SURPLUS

Authorized Share Capital:  100,000,000 common shares without par value

During the six month period ended July 31, 2017, the Company announced a private placement of 1,000,000 units at $0.50 per unit with gross proceeds of $500,000.  Each unit consisted of one common share and a warrant to purchase one common share exercisable at a price of $1.00 per share for two years.  If the shares close at a price of $1.40 or greater for a period of 20 consecutive trading days, the Company may accelerate the expiry date of the Warrants by giving notice to the warrant holders and the Warrants would expire on the 30th day after the date on which notice is given by the Company.  The proceeds will be used for general working capital.  No finder’s fee or commission will be payable for this private placement.  The private placement is subject to regulatory approval by the TSX Venture Exchange.

During the six month period ended July 31, 2016, the Company completed a private placement of 581,000 units at $1 per unit with gross proceeds of $581,000.  Each unit consisted of one common share and a warrant to purchase one-half of one common share exercisable at a price of $1.50 per share for two years (expiry June 27, 2018).  The gross proceeds were allocated to the common shares based on their fair value ($581,000), with the residual value being allocated to warrants ($Nil).

Option based payments

During the fiscal year ended January 31, 2004, the Company adopted an equity settled stock option plan whereby the Company can reserve approximately 20% of its outstanding shares for issuance to Eligible Persons (as defined by the policies of the TSX Venture Exchange and/or National Instrument 45-106).  Under the plan, the exercise price of each option equals the market price of the Company’s stock as calculated on the date of grant.  These options can be granted for a maximum term of 10 years.

During the period ended July 31, 2017, no stock options were exercised (2016 - nil) at an averaged exercise price of $nil (2016 - $nil) for total proceeds of $nil (2016 - $nil).

During the period ended July 31, 2017, 100,000 stock options were granted (2016 - 2,425,000) at an exercise price of $1.00 (2016 - $1.00).  If all options were exercised, the Company would receive $2,545,000.

During the period ended July 31, 2017, no stock options were cancelled (2016 - 2,456,407) at an averaged exercise price of $nil (2016 - $3.84).

PACIFIC BOOKER MINERALS INC.

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

(Unaudited - Prepared by Management)

(Expressed in Canadian Dollars)

FOR THE SIX MONTHS ENDED JULY 31, 2017 and 2016

8.

SHARE CAPITAL, OPTION BASED PAYMENTS & CONTRIBUTED SURPLUS (cont’d)

Option based payments (cont’d)

Stock option transactions are summarized as follows:

	For the six month period ended July 31,
	2017		2016
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price

Outstanding, beginning of period	2,425,000	$ 1.00	2,456,407	$ 4.00
Granted	100,000	$ 1.00	2,425,000	$ 1.00
Cancelled	-	-	2,456,407	$ 3.84
Exercised	-	-	-	-

Outstanding, end of period	2,525,000	$ 1.00	2,425,000	$ 1.00

Options exercisable, end of period	2,525,000	$ 1.00	2,425,000	$ 1.00

Weighted average remaining life of outstanding options granted in years		3.95		4.96

Weighted average fair value per option granted		$ .66		.81

The following stock options were outstanding at July 31, 2017:

Number of Options Outstanding	Number Currently Exercisable	Exercise Price	Expiry Date

2,425,000	2,425,000	$ 1.00	July 18, 2021
100,000	100,000	$ 1.00	February 20, 2021

Option based payment expense

Total option based payments recognized during the period ended July 31, 2017 was $66,418 (2016 – $2,079,010) which has been recorded in the statements of operations as option based payments with corresponding contributed surplus recorded in shareholders' equity.

The fair value of stock options granted during the period ended July 31, 2017 was $66,418 (2016 – $1,965,094) which has been recognized as option based payments.

The following weighted average assumptions were used for the Black-Scholes valuation of stock options granted during the period:

February 20, 2017

Risk-free interest rate	1.17%
Expected life of options	4 years
Annualized volatility	94.66%
Dividends	0.00%

PACIFIC BOOKER MINERALS INC.

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

(Unaudited - Prepared by Management)

(Expressed in Canadian Dollars)

FOR THE SIX MONTHS ENDED JULY 31, 2017 and 2016

8.

SHARE CAPITAL, OPTION BASED PAYMENTS & CONTRIBUTED SURPLUS (cont’d)

Warrants

Warrant transactions are summarized as follows:

	For the six month period ended July 31,
	2017		2016
	Number of Warrants	Exercise Price	Number of Warrants	Exercise Price

Outstanding, beginning of period	429,400	$ 1.82	138,900	$ 2.50
Granted	-	-	290,500	$ 1.50
Expired	-	-	-	-
Exercised	-	-	-	-

Outstanding, end of period	429,400	$ 1.82	429,400	$ 1.82

The following share purchase warrants were outstanding and exercisable at July 31 2017:

Number of Warrants	Exercise Price	Expiry Date

138,900	$ 2.50	September 21, 2017(amended September 18, 2017)
290,500	$ 1.50	June 27, 2018

9.

LOSS PER SHARE

The weighted average number of common shares outstanding for the period ended July 31, 2017 does not include the 429,400 (2016 - 429,400) warrants outstanding and the 2,525,000 (2016 - 2,425,000) stock options outstanding as the inclusion of these amounts would be anti-dilutive.  Basic and diluted loss per share is calculated using the weighted-average number of common shares outstanding during the period.

	For the six month period ended July 31,
	2017	2016

Basic and diluted loss per common share	$ (0.02)	$ (0.18)

Weighted average number of common shares outstanding	13,146,689	12,680,206

PACIFIC BOOKER MINERALS INC.

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

(Unaudited - Prepared by Management)

(Expressed in Canadian Dollars)

FOR THE SIX MONTHS ENDED JULY 31, 2017 and 2016

10.

TRANSACTIONS WITH AND AMOUNTS OWING TO RELATED PARTIES

The Company entered into the following transactions with related parties:

	For the six month period ended July 31,
	2017			2016
	Amounts paid or payable	Option based payment	Owed at period end	Amounts paid or payable	Option based payment	Owed at period end
Paid to a director for:
investor relations	$ 12,000	$ -	$ 3,918	$ 46,000	$ 311,984	$ 8,911
investor relations	-	-	-	-	263,363	-
consulting (a)	8,000	-	-	32,000	311,984	4,239
consulting (b)	450	-	-	450	137,993	-

Paid to an officer (c)	15,525	66,418	1,410	14,243	105,345	1,307

	$ 35,975	$ 66,418	$ 5,328	$ 92,693	$1,130,669	$ 14,457

a)

fees for project management services which have been capitalized to subcontracts on the Morrison claims and option based payments which have been allocated to operating expenses as consulting fees.

b)

fees for services which have been allocated to operating expenses as consulting fees.

c)

for accounting and management services.

These transactions were in the normal course of operations and have been measured at their exchange amount, which is the amount of consideration established and agreed to by the related parties.  The amounts owing are non-interest bearing, unsecured and have no fixed terms of repayment.

Compensation of key management personnel

Key management personnel include directors and executive officers of the Company.  The option based payment amounts (non-cash item) and compensation paid or payable to key management personnel is as follows:

	For the six month period ended July 31,
	2017	2016

Remuneration or fees	$ 43,475	$ 100,193
Option based payments (non-cash item)	66,418	1,880,241

Total compensation for key management personnel	$ 109,893	$ 1,980,434

PACIFIC BOOKER MINERALS INC.

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

(Unaudited - Prepared by Management)

(Expressed in Canadian Dollars)

FOR THE SIX MONTHS ENDED JULY 31, 2017 and 2016

11.

SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	For the six month period ended July 31,
	2017	2016

Non-cash transactions were as follows:
deferred exploration expense recorded as accounts payable	$ 6,132	$ 384
deferred exploration expense recorded as owing to related parties	$ -	$ 4,000

12.

SEGMENTED INFORMATION

The Company has determined that it had only one operating segment, i.e. mining exploration.  The Company’s mining operations are centralized whereby the Company’s head office is responsible for the exploration results and to provide support in addressing local and regional issues.  As at July 31, 2017 and 2016, the Company’s assets are all located in Canada (Notes 5 and 7).

13.

FINANCIAL INSTRUMENTS & FINANCIAL RISK MANAGEMENT

The Company's financial instruments include cash and cash equivalents, accounts receivable, accounts payable, amounts due to related parties, accrued liabilities and reclamation deposits.  The carrying values of these financial instruments approximate their fair values due to their relatively short periods to maturity.

The Company’s financial instruments carried at fair value are as follows:

Fair value at July 31, 2017
	Level 1	Level 2	Level 3
Financial assets
Cash and cash equivalents	$ 12,795	$ -	$ -

Fair value at January 31, 2017
	Level 1	Level 2	Level 3
Financial assets
Cash and cash equivalents	$ 175,235	$ -	$ -

The Company's risk management policies are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and adherence to market conditions and the Company's activities.  The Board of Directors has overall responsibility for the establishment and oversight of the Company's risk management framework.  The Board has implemented and monitors compliance with risk management policies.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

(Unaudited - Prepared by Management)

(Expressed in Canadian Dollars)

FOR THE SIX MONTHS ENDED JULY 31, 2017 and 2016

13.

FINANCIAL INSTRUMENTS & FINANCIAL RISK MANAGEMENT (cont’d)

The Company has some exposure to credit risk, liquidity risk and market risk as a result of its use of financial instruments.  This note presents information about the Company's exposure to each of the above risks and the Company's objectives, policies and processes for measuring and managing these risks.  Further quantitative disclosures are included throughout these financial statements.

(a)

Credit risk

Credit risk is the risk of financial loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations.  The Company's receivables primarily relate to Goods & Services Tax input tax credits.  Accordingly, the Company views credit risk on receivables as minimal.

(b)

Liquidity risk

Liquidity risk is the risk that the Company will incur difficulties meeting its financial obligations as they are due.  The Company's approach to managing liquidity is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions without incurring unacceptable losses or risking harm to the Company's reputation.

The Company anticipates it will have adequate liquidity to fund its financial liabilities through cash on hand and future equity contributions.

As at July 31, 2017, the Company's financial liabilities were comprised of accounts payable, accrued liabilities and amounts due to related parties which have a maturity of less than one year.

(c)

Market risk

Market risk consists of currency risk, commodity price risk and interest rate risk.  The objective of market risk management is to manage and control market risk exposures within acceptable limits, while maximizing returns.

Currency risk

Foreign currency exchange rate risk is the risk that the fair value or future cash flows will fluctuate as a result of changes in foreign exchange rates.  Although the Company is considered to be in the exploration stage and has not yet developed commercial mineral interests, the underlying market prices in Canada for minerals are impacted by changes in the exchange rate between the Canadian and United States dollar.  As most of the Company's transactions are currently denominated in Canadian dollars, the Company is not exposed to foreign currency exchange risk at this time.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

(Unaudited - Prepared by Management)

(Expressed in Canadian Dollars)

FOR THE SIX MONTHS ENDED JULY 31, 2017 and 2016

13.

FINANCIAL INSTRUMENTS & FINANCIAL RISK MANAGEMENT (cont’d)

(c)

Market risk (cont’d)

Commodity price risk

Commodity price risk is the risk that the fair value or future cash flows will fluctuate as a result of changes in commodity prices.  Commodity prices for minerals are impacted by world economic events that dictate the levels of supply and demand as well as the relationship between the Canadian and United States dollar, as outlined above.  As the Company has not yet developed commercial mineral interests, it is not exposed to commodity price risk at this time.

Interest rate risk

Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates.  As the Company has no debt or interest-earning investments, it is not exposed to interest rate risk at this time.

14.

CAPITAL MANAGEMENT

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support the exploration of its mineral properties.  The Board of Directors have not established a quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.  The Company defines capital that it manages as share capital.

Management reviews its capital management approach on an on-going basis and believes that this approach, given the relative size of the Company, is reasonable.

The Company is in the business of mineral exploration and has no source of operating revenue.  Operations are financed through the issuance of capital stock.  Capital raised is held in cash in an interest bearing bank account until such time as it is required to pay operating expenses or resource property costs.  The Company is not subject to any externally imposed capital restrictions.  Its objectives in managing its capital are to safeguard its cash and its ability to continue as a going concern, and to utilize as much of its available capital as possible for exploration activities.  The Company’s objectives have not changed during the period ended July 31, 2017.

15.

EVENTS AFTER REPORTING DATE

Subsequent to the end of the period, the Company completed the private placement announced on July 20, 2017 for 1,015,502 units for total proceeds of $507,751.  On September 14th, the Company announced the intent to complete a non-brokered private placement to a maximum of approximately 500,000 units for total proceeds of $400,000.  The Company has not issued any other common shares on exercise of options or warrants, or granted or cancelled any options.